George J. Leimer

Chief Executive Officer

RSE Markets, Inc., the ultimate parent of
RSE Collection, LLC

T 408-219-0667

george@rallyrd.com

250 Lafayette Street, 2nd Floor

New York, NY 10012

347-952-8058

June 2, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:RSE Collection, LLC

Post-Qualification Amendment No. 20 to Form 1-A

Filed May 18, 2022

File No. 024-11584

Ladies and Gentlemen:

This letter is being submitted by RSE Collection, LLC (the “Company”) in response to the comment letter dated June 2, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Qualification Amendment No. 20 to its Offering Statement on Form 1-A (CIK No. 0001688804; File No.: 024-11584) publicly filed with the Commission on May 18, 2022 (the “Offering Statement”).  This letter contains the Company’s responses to the Comment Letter.  The Company is also filing a supplement to the offering circular contained in the Offering Statement under Rule 253(g)(2) (the “Supplement”) together with this response letter.

For your convenience, each comment is repeated below in bold, followed by the Company’s response.  Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement.

Post Qualification Amendment No. 20 to Form 1-A filed May 18, 2022

Appendix A, Page A-1

1.Please update your Master Series Table to reflect the membership interests offerings that were qualified on May 16, 2022. Please include the qualification date, opening date, and closing date, as applicable.

Response:  The Company respectfully acknowledges the Staff’s comment and confirms that it has revised the Master Series Table to reflect the membership interests offerings that were qualified on May 16, 2022. The revised table in the Supplement includes the qualification date and the opening date, as applicable; however, the Company has left the closing dates blank in accordance with past practice around open offerings.

General

2.We note that certain of the membership interest offerings that were qualified on May 16, 2022, are shown on the Rally Road website as "Preview (Coming Soon)" or "Early Access." As an example only, we note that offerings for #BEEPLE1, #EMERALD, #TOADZ3079, #20WITT, and #32RUTH are all listed as coming soon. Please tell us whether these offerings have commenced in accordance with Rule 251(d)(3)(i)(F), and, if so, why they are listed as "Preview (Coming Soon)." Please also explain to us in detail how early access works, how often you use early access in your offerings, and the basis upon which you believe, if it is the case, this satisfies the requirements of Rule 251(d)(3)(i)(F).

Response:  The Company respectfully acknowledges the Staff’s comment and confirms that, within two calendar days of qualification and in compliance with Rule 251(d)(3)(i)(F) of Regulation A, every offering of series interests that was qualified by the Commission on May 16, 2022, was opened to a group of investors capable of purchasing all of the series interests and fully subscribing each offering.

For context, the Company considers an offering commenced once investors on the mobile app-based platform (the “Platform”) can purchase all securities in a qualified offering. In certain cases, the Company may initially allow a subset of investors to purchase securities in the qualified offering before subsequently allowing all other investors on the Platform to purchase any remaining interests.

If an investor is viewing the Platform and is not in the initial subset of investors selected to purchase securities in the qualified offering, they will be shown a status of “Preview (Coming Soon).” If an investor is in the subset, the Platform would display that they have “Early Access” and they would be able to purchase securities in the qualified offering. Below are the statistics for the use of “Early Access” in the six-month period encompassing the fourth quarter of 2021 and the first quarter of 2022:

•The Commission qualified 122 offerings of the Company and two of its affiliates who also offer series interests under Regulation A: RSE Archive, LLC and RSE Innovation, LLC. Each of these 122 offerings was commenced within two calendar days of its qualification.

•54 of these offerings were accessible by all investors on the Platform once commenced, while 68 of them were accessible by only a subset of investors once commenced.

For clarity, any time a subset of investors is allowed early access to purchase securities in a qualified offering, the subset (generally thousands of investors) alone always has the ability, if desired, to purchase all of the interests and fully subscribe the open offering.

If you have any questions or comments regarding this response, please call the undersigned at (408) 219-0667.  Thank you very much for your attention to this matter.

Very truly yours,

/s/ George J. Leimer

George J. Leimer

Chief Executive Officer

cc:Maximilian Niederste-Ostholt, RSE Collection, LLC

Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.

Lori B. Metrock, Esq., Maynard, Cooper & Gale, P.C.